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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                Form 20-F. [X]             Form 40-F. [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes [ ]                         No. [X]

                (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on March 21, 2003
published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the Company's connected transaction with Xinjiang Airlines in respect of an aircraft lease agreement dated April 18, 2002. A copy of each of the announcement is included in this Form 6-K of the Company.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The Board hereby announces that on April 8, 2002, the Company entered into the Aircraft Lease Agreement with Xinjiang Airlines, whereby Xinjiang Airlines wet leased a Boeing 757-200 aircraft to the Company for two periods commencing from April 11, 2002 to June 30, 2002 and from October 1, 2002 to April 10, 2003.

CSAHC (the new official name of SA Group after the Consolidation and Restructuring) is the ultimate controlling shareholder of the Company. After the Consolidation and Restructuring of SA Group, China Northern Airlines and Xinjiang Airlines in October 2002, Xinjiang Airlines has become a subsidiary of CSAHC. As a result, Xinjiang Airlines has become a connected person of the Company pursuant to the Listing Rules, subsequent to the date of the Aircraft Lease Agreement. The Aircraft Lease Agreement therefore constituted a connected transaction for the Company after October 2002.

The aggregate consideration involved in the Aircraft Lease Agreement in respect of the second term of the lease from October 1, 2002 to April 10, 2003 does not exceed 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited accounts of the Company. Pursuant to the Listing Rules, the entering into of the Aircraft Leasing Agreement is not subject to approval of the Company's independent shareholders, but is required to be disclosed by way of a press announcement and in the Company's next published annual report. As a result of an oversight by the Company, the above transaction has not been disclosed in a timely manner by way of a press announcement after the date Xinjiang Airlines became a connected person of the Company. The relevant details of the Aircraft Lease Agreement will be included in the annual report of the Company for the year ended 31 December 2002.

The Directors (including the independent non-executive Directors) are of the view that the terms of the agreements are fair and reasonable, are in the interests of the Company insofar as the independent shareholders of the Company are concerned and are on normal commercial terms.

The failure to disclose the Aircraft Lease Agreement by the Company in October 2002 constituted a breach of the Listing Rules. The Stock Exchange reserves the right to take action against the Company in respect of such breach.

Aircraft Lease Agreement dated April 8, 2002 between the Company and Xinjiang Airlines

The Board hereby announces that on April 8, 2002, the Company entered into the Aircraft Lease Agreement with Xinjiang Airlines for the wet leasing by Xinjiang Airlines of a Boeing 757-200 aircraft to the Company for two periods commencing from April 11, 2002 to June 30, 2002 and from October 1, 2002 to April 10, 2003.



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Date

April 8, 2002

Parties

Lessor:  Xinjiang Airlines
Lessee:  the Company

Subject of the lease

The Aircraft, together with aircrew and other parts and equipment for the operation of the aircraft, including engine and such spare parts necessary for its maintenance during the term of the lease. The Aircraft will be used by the Company for passenger, cargo and/or mail transportation during the term of the Aircraft Lease Agreement.

Term of the lease

The lease commenced from April 11, 2002 to June 30, 2002 and from October 1, 2002 to April 10, 2003.

The Aircraft Lease Agreement provides for early termination by the parties upon occurrence of a force majeure event (such events include, among other things, fire, flood, typhoon, earthquake, war, riot or strike), or a total loss of the Aircraft. In addition, either party may terminate by written notice the Aircraft Lease Agreement and claim for damages upon a breach by the other party of the terms of the Aircraft Lease Agreement.

Rental Payment

The monthly rental payable is calculated on the basis of the following formula:

240 hours (i.e. guaranteed usage of 8 hours per day x 30 days per month) x RMB29,000 per hour + (T - 240 hours) x RMB29,000 per hour x 85%

where "T" means the number of actual flying hours of the Aircraft used by the Company per month.

Based on the existing usage of similar type of aircraft by the Company for its business operation, the Board estimated that the maximum number of flying hours of the Aircraft per day used by the Company would be 9 hours. On this basis, the maximum rental payment payable by the Company for the six months' period from October 1, 2002 to April 10, 2003 under the Aircraft Lease Agreement would be RMB46,197,000.

The Company is required to pay the monthly rental in arrear (calculated in accordance with the above formula) within three working days after receiving a monthly payment notice from Xinjiang Airlines, which will be issued on the 11th day of every month during the term of the lease. The Company shall repay all outstanding payments to Xinjiang Airlines within 30 working days after termination of the lease.

The Company is also required to pay a rental deposit of RMB2,000,000 to Xinjiang Airlines one day before the delivery by Xinjiang Airlines of the Aircraft to the Company on April 10, 2002. Such rental deposit will be used to settle any rental outstanding (if any) on expiry of the term of the lease, after which such rental deposit or the balance thereof will be returned to the Company without interest.

The terms of the Aircraft Lease Agreement, including the amount of the rental payment, was determined after arm's length negotiation between the Company and Xinjiang Airlines, taking into account market rates for wet leasing of aircraft of similar type and on similar terms.


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Reasons for the transaction

The Company's principal business is civil aviation within the PRC as well as providing commercial flights between cities in the PRC and international destinations. Pursuant to the Aircraft Lease Agreement, the Group has been operating the Aircraft as part of the Group's aviation business and as part of the Group's plan in expanding its aviation business and enhancing its market position.

Connected Transaction

CSAHC (the new official name of SA Group after the Consolidation and Restructuring) is the ultimate controlling shareholder of the Company. After the Consolidation and Restructuring of SA Group, China Northern Airlines and Xinjiang Airlines in October 2002, Xinjiang Airlines has become a subsidiary of CSAHC. As a result, Xinjiang Airlines has become a connected person of the Company pursuant to the Listing Rules, subsequent to the entering into of the Aircraft Lease Agreement by the Company on April 11, 2002. The Aircraft Leasing Agreement therefore constituted a connected transaction for the Company after October 2002.

The aggregate consideration involved in the Aircraft Lease Agreement in respect of the second term of the lease from October 1, 2002 to April 10, 2003 does not exceed 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited accounts of the Company. Pursuant to the Listing Rules, the entering into of the Aircraft Lease Agreement is not subject to approval of the Company's independent shareholders, but is required to be disclosed by way of a press announcement and in the Company's next published annual report. As a result of an oversight by the Company, the above transaction has not been disclosed in a timely manner by way of a press announcement after the date Xinjiang Airlines became a connected person of the Company since October 2002. The relevant details of the Aircraft Lease Agreement will be included in the annual report of the Company for the year ended December 31, 2002.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Aircraft Lease Agreement are fair and reasonable, are in the interests of the Company insofar as the independent shareholders of the Company are concerned and are on normal commercial terms.

The failure to disclose the Aircraft Lease Agreement by the Company in October 2002 constituted a breach of the Listing Rules. The Stock Exchange reserves the right to take action against the Company in respect of such breach.

Definitions

"Aircraft" Boeing 757-200 aircraft;

"Aircraft Lease Agreement" the Aircraft Lease Agreement dated April 8, 2002 between the Company and Xinjiang Airlines for the wet leasing of the Aircraft;

"Board" the board of directors of the Company;

"Company" China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the PRC and listed on the Stock Exchange;

"Consolidation and Restructuring" the consolidation and restructuring of SA Group, China Northern Airlines and Xinjiang Airlines, details of which are set out in the Company's press announcement dated October 11, 2002;

"CSAHC" China Southern Air Holding Company, the new official name of SA Group after the Consolidation and Restructuring;


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"Directors" the directors of the Company;

"Listing Rules" Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"PRC" People's Republic of China;

"RMB" Renminbi, the lawful currency of PRC;

"SA Group" Southern Airlines (Group), a state-owned economic entity established under the laws of the PRC and the direct controlling shareholder and ultimate parent of the Company; and

"Stock Exchange"  The Stock Exchange of Hong Kong Limited.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
March 20, 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED




                                    By           /s/ Yan Zhi Qing
                                       -----------------------------------------
                                       Name:  Yan Zhi Qing
                                       Title: Chairman of the Board of Directors

Date: March 21, 2003